                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                  ------------

                   Under the Securities Exchange Act of 1934
                   -----------------------------------------
                              (Amendment No. 1 )*

                          MotivePower Industries, Inc.
                          ----------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                 00055305T-100
                                 -------------
                                 (CUSIP Number)

                               Mr. William Austin
                                  212-409-6155
                         ING (U.S.) Capital Corporation
                              135 East 57th Street
                            New York, New York 10022
                            ------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:
                             Walter W. Driver, Jr.
                                King & Spalding
                           191 Peachtree Street, N.E.
                            Atlanta, Georgia  30303

                                November 1, 1996
                                ----------------
                         (Date of Event Which Requires
                           Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:  /   /

Check the following box if a fee is being paid with the Statement.  /   /  (A
fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                                  (Continued on following pages)





                               Page 2 of 7 Pages

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

CUSIP NO. 00055305T-100
          -------------
1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                 ING (U.S.) Capital Corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a)  /   /
                                                                                            (b)  / X /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                 OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                          /   /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

   NUMBER OF              7.      SOLE VOTING POWER                      -0-
      SHARES
BENEFICIALLY              8.      SHARED VOTING POWER                    -0-
    OWNED BY
        EACH              9.      SOLE DISPOSITIVE POWER                 -0-
   REPORTING
      PERSON
        WITH              10.     SHARED DISPOSITIVE POWER               -0-


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      -0-

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                         /   /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%


14.      TYPE OF REPORTING PERSON*

                 CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION





                               Page 4 of 7 Pages

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                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

Item 3.   Purpose of Transaction.

          Item 3 is amended and supplemented by adding to the information previously filed under this item the following:

          Pursuant to the Issuer's plan of reorganization, filed under Chapter 11 of the United States Bankruptcy Code, confirmed on August 26, 1996, ING (U.S.) Capital Corporation received 256,327 shares of the Issuer's Common Stock and other consideration in exchange for the release of the portion of the Issuer's debt obligations attributable to ING (U.S.) Capital Corporation.



Item 4.   Purpose of Transaction.

          Item 4 is amended and supplemented by adding to the information previously filed under this item the following:

           As of November 1, 1996 Holder transferred all shares of the Issuer's Common Stock to an affiliate of the Holder, ING Baring (U.S.) Capital Corporation.


Item 5.   Interest in Securities of the Issuer.

          Item 5 is amended and supplemented by adding to the information previously filed under this item the following:

          (a) As of the date on which this statement is executed, Holder no longer beneficially owns shares of Common Stock of the Issuer. All shares of Issuer's Common Stock were transferred to an indirect wholly owned subsidiary of U.S. Holdings, ING Baring (U.S.) Capital Corporation, as of November 1, 1996. As of the date of this filing, ING Baring (U.S.) Capital Corporation will be the reporting person.

          (c) Except as indicated herein and reports filed by ING Baring (U.S.) Capital Corporation, no transactions in the shares of Common Stock have been effected by (i) Holder, (ii) U.S. Capital Holdings, (iii) U.S. Holdings,
(iv) INB, (v) ING and, (vi) to the best knowledge of Holder, by any





                               Page 5 of 7 Pages

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of the persons listed on Schedule 1 attached to the originally filed Schedule
13D, during the past 60 days.


Item 7.   Material to be filed as Exhibits.

          None.





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                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 1997



                                      ING (U.S.) CAPITAL CORPORATION



                                      By: /s/ William A. Austin
                                         --------------------------
                                      Name:   William A. Austin
                                      Title:  General Counsel






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